SCHLUMBERGER LIMITED

(SCHLUMBERGER N.V.)

5599 San Felipe, 17th Floor

Houston, Texas 77056

CONFIDENTIAL

FOR INFORMATION OF SEC STAFF ONLY

Confidential treatment requested by Schlumberger Limited

for portions of this letter described below

VIA EDGAR TRANSMISSION

May 17, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:	Schlumberger N.V. (Schlumberger Limited)

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed January 31, 2013

Form 8-K

Filed March 18, 2013

File No. 1-04601

Dear Mr. Schwall,

This letter sets forth responses of Schlumberger Limited (Schlumberger N.V.) (the “Company”) to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 3, 2013 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (File No. 1-04601) as well as its Form 8-K filed with the Commission on March 18, 2013. For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended, we are supplementally furnishing “Schedule 1” and “Schedule 2,” which contain information referred to in our response to Comments 3, 5 and 8. We request that Schedules 1 and 2 be returned to us upon completion of your review, and that pending their return, they be afforded confidential treatment and not be made part of any public record nor be disclosed to any person, as each schedule contains confidential information, disclosure of which would cause the Company competitive harm. A pre-addressed and prepaid return UPS invoice and envelope is enclosed herewith for this purpose. If the Staff determines that any of the information in Schedules 1 and 2 is required to be retained in Staff files under the standards of Rules 418 and 12b-4, we will separately arrange for such material to be submitted with a confidential treatment request.

United States Securities and Exchange Commission

Division of Corporate Finance

May 17, 2013

Confidential Treatment Requested by Schlumberger Limited

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.	We note that during the question and answer portion of your April 19, 2013 earnings podcast for the period ended March 31, 2013, you discuss arrangements where you appear to take control of operation and decision making with respect to development of certain oil and gas fields. Moreover, you appear to be risking the value of your products and services rendered in expectation of the rewards of incremental production. Please describe to us, in reasonable detail, the nature and material terms of these arrangements and how you how account for them. As part of your response, provide reference to the specific authoritative literature that supports your accounting.

Response:

The arrangements referred to in the Staff’s comment are services provided by our Schlumberger Production Management (“SPM”) division. SPM commercial arrangements create alignment between Schlumberger and the asset holder and/or the operator whereby Schlumberger will receive remuneration in line with our value creation. Schlumberger engages in such projects where we believe our technology and expertise have the potential to create value beyond that which a conventional asset owner-contractor relationship can deliver.

These arrangements are generally focused on developing and co-managing production in our customers’ mature assets under long-term commercial agreements. SPM brings customers the integration of Schlumberger technologies along with access to Schlumberger’s world-class technical know-how, emerging technologies and workflows. The scope of SPM arrangements generally covers the development of a subsurface model, creating and executing a field development plan, designing, drilling and tying into production a large number of wells, construction of production facilities and managing the production and associated facilities.

The following is a summary of the material terms typically found in such arrangements, as well as certain other pertinent facts, and how Schlumberger accounts for them:

•	Schlumberger generally takes no equity or other ownership interest in the mineral resources. In fact, to date, Schlumberger has taken an ownership interest in such mineral resources only once since the inception of SPM.

•	Schlumberger does not take operatorship in any of these SPM arrangements. Although control resides with the operator, Schlumberger does have the ability to influence the operator as to how these fields will be developed and managed.

United States Securities and Exchange Commission

Division of Corporate Finance

May 17, 2013

Confidential Treatment Requested by Schlumberger Limited

•	Schlumberger is highly selective in its consideration of SPM opportunities and has a very rigorous process to evaluate each SPM opportunity from both a technical and commercial perspective. This process includes leveraging our strong reservoir understanding and performing extensive technical and commercial due diligence prior to engaging in any new project.

•	Schlumberger will invest its own services and products, and in some cases cash, into the asset. If cash is invested, it is typically used to procure third-party services and materials such as rigs, casing, tubing, facilities, etc.

•	Although in certain arrangements, Schlumberger may be paid for a portion of the services or products it provides, Schlumberger will generally not be paid for services and products at the time of providing the service or upon delivery of the products. Instead, Schlumberger will generally be compensated on a fee per barrel basis for any incremental production we help deliver over a mutually agreed upon baseline. It is in this regard that we are “risking” the value of our services and products rendered in return for the rewards associated with incremental production.

•	Schlumberger will capitalize the direct costs associated with providing any services or products which it is risking (i.e., those services or products for which Schlumberger will only be compensated if incremental production is achieved) as well as any cash invested in the projects. FASB Concepts Statement No. 6 “Elements of Financial Statements” defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Given the extensive technical and commercial due diligence that Schlumberger performs prior to entering into an SPM arrangement, we have concluded that such costs or cash investments will be recoverable and therefore, meet the definition of an asset. Furthermore, we believe capitalizing these direct costs is also consistent with the guidance regarding the accounting for contract costs as set forth in ASC 605-35-25-34 through 38 and with other accounting models, as such costs are directly related to the revenue we expect to receive from incremental production.

•	The carrying value of capitalized costs is reviewed for impairment quarterly, on a project by project basis, to ensure that any amounts capitalized on the balance sheet are recoverable through future cash flows. This impairment analysis takes into account factors that may impact the ultimate amount of cash flows to be realized such as projected ranges of production, hydrocarbon prices, and other political, economic and environmental factors.

•	Revenue is recognized on a monthly basis at the time the incremental production is achieved.

United States Securities and Exchange Commission

Division of Corporate Finance

May 17, 2013

Confidential Treatment Requested by Schlumberger Limited

•	The costs capitalized on the balance sheet are amortized to the income statement as incremental oil is achieved in proportion to the estimated total incremental production. This approach results in such costs being charged to operations in a systematic and rational manner that best reflects the pattern in which the assets’ economic benefits are consumed and is consistent with the period over which the related revenue is recognized in accordance with ASC 605-35-25-34.

Risk Factors, page 7

2.	On page 4, you disclose that your well services include pressure pumping, well cementing, and stimulation operations, as well as intervention activities. With regard to your pressure pumping operations, you disclose in the risk factor entitled “Demand for our products and services could be reduced” that some international, national, and state governments have adopted laws and regulations or are evaluating proposed legislation and regulations that are focused on the extraction of shale gas or oil using hydraulic fracturing. You disclose that such legislation could lead to operational delays and increased costs and reduce demand for your pressure pumping services. In light of this legislation, and the increasingly stringent laws and regulations relating to environmental protection you cite in “Environmental compliance costs and liabilities could reduce our earnings,” please disclose, if material, any operational and/or financial risks and liabilities stemming from your provision of hydraulic fracturing services.

Response:

We have reviewed the operational and financial risks and potential liabilities related to our hydraulic fracturing operations and believe that there are no material operational or financial risks or potential liabilities arising from our hydraulic fracturing operations that warrant additional disclosure. We believe that the operational and financial risks and any potential liabilities in our hydraulic fracturing operations do not differ materially from those already facing us in many of our other operations.

We believe that our risk factor disclosures in our 2012 Form 10-K already encompass disclosure of any material operational and/or financial risks and potential liabilities stemming from our provision of hydraulic fracturing services. However, to supplement our disclosure, we will in future Form 10-K filings add language in the first paragraph of our current risk factor on page 9 entitled “Environmental compliance costs and liabilities could reduce our earnings and cash available for operations” specifically identifying hydraulic fracturing, as indicated below.

“Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

We are subject to increasingly stringent laws and regulations relating to importation and use of hazardous materials, radioactive materials and explosives and to environmental protection, including laws and regulations governing air emissions, hydraulic fracturing, water discharges

United States Securities and Exchange Commission

Division of Corporate Finance

May 17, 2013

Confidential Treatment Requested by Schlumberger Limited

and waste management. We incur, and expect to continue to incur, capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement. These laws may provide for “strict liability” for remediation costs, damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances.”

In connection with the preparation of our periodic reports, we review our hydraulic fracturing operations as well as regulatory initiatives referred to in our risk factor disclosures. We will continue to monitor our risks associated with hydraulic fracturing and will revise our Risk Factors in future filings to the extent our materiality determinations change.

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks…, page 8

3.	You disclose that you are subject to risks associated with your operations in countries including Iran, Syria, North Sudan and Cuba, and you provide additional information about your operations in Iran. As you know, Iran, Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please tell us about your contacts with Syria, Sudan and Cuba since your letter to us dated June 22, 2010, including contacts relating to the business acquired from Smith International, Inc. In this regard, we note the disclosure in your press release dated April 20, 2012 filed with us on a Form 8-K dated April 20, 2012 that 2012 first quarter revenues in the Middle East and Asia area decreased in part because of the shutdown of operations in Syria and Sudan. Please tell us about the status of these shutdowns and describe any remaining business you have in these countries.

In addition, please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan or Cuba since your prior letter, whether through subsidiaries, clients, affiliates, or other direct or indirect arrangements. We note, in this regard, a recent news article reporting a meeting between one of your officers and oil ministry officials from Sudan, in which the parties discussed enhancing your activities in Sudan.

Your response should describe any services, products, equipment, components or technology you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

United States Securities and Exchange Commission

Division of Corporate Finance

May 17, 2013

Confidential Treatment Requested by Schlumberger Limited

Response:

As stated in our June 22, 2010 letter to the Staff, Schlumberger’s business activities in Syria, Sudan and Cuba (the “Listed Countries”) consist solely of providing oilfield services. The nature of these services in the Listed Countries has not changed in any material respect since our June 22, 2010 letter to the Staff and total revenue with respect to the Listed Countries has decreased significantly since our June 22, 2010 letter to the Staff. Full-year 2012 revenues in each of the Listed Countries constituted less than 0.20% of Schlumberger’s 2012 worldwide consolidated revenues. Moreover, Schlumberger’s 2012 total assets and total liabilities in each of the Listed Countries constituted less than 0.15% of Schlumberger’s worldwide consolidated assets and consolidated liabilities at December 31, 2012. More details regarding revenues, assets and liabilities with respect to the Listed Countries are provided in response to Comment 5.

Schlumberger significantly reduced its operations in Syria during 2012 and has not recorded any revenue in Syria in 2013. Schlumberger, through indirectly wholly-owned foreign subsidiaries, continues to provide some oilfield services in Sudan and in Cuba. Schlumberger’s operations in Sudan and Cuba continue to be guided by our strict internal compliance policies and procedures that we have designed to promote full compliance with applicable laws, including U.S. export controls and trade and economic sanctions. We note that Schlumberger’s press release dated April 20, 2012 addressed operations in South Sudan, which is not a Listed Country. As developments occur in various countries, we will continue to assess our operations and pursue sound business opportunities in hydrocarbon-producing countries around the world, provided that we do so lawfully and in a manner that is protective of our personnel, assets and overall financial condition.

We continue to believe that our operations and associated risks in each of the Listed Countries are not material in either a quantitative or qualitative sense, based on the analysis in the schedule supplementally furnished in response to Comment 5 and for the reasons set forth herein and in response to Comment 5.

Schlumberger operates in more than 85 countries worldwide. In addition to the very small relative size of the Company’s operations in the Listed Countries, the Company believes that the significant geographic diversification of our worldwide activities reduces the risk that the loss of operations in any one country would be material to the Company’s operations taken as a whole.

As the Staff notes in Comment 3, our Annual Report on Form 10-K for the year ended December 31, 2012 continues to clearly disclose that we operate in the Listed Countries and are subject to risks associated with operations in the Listed Countries. Our risk factor disclosure also continues to clearly disclose that the Listed Countries are subject to trade and economic sanctions or other restrictions imposed by the United States and other governments or organizations. We have disclosed this information in our Annual Reports on Form 10-K for each of the last six years. We also continue to disclose that we are subject to risks related to

United States Securities and Exchange Commission

Division of Corporate Finance

May 17, 2013

Confidential Treatment Requested by Schlumberger Limited

investment in our common stock in connection with certain U.S. state divestment or investment limitation legislation applicable to companies with operations in those countries and similar actions by some private investors, which could adversely affect the market for our common stock. We have disclosed this information in our Annual Reports on Form 10-K for each of the last six years.

4.	Please update us on the status of the administrative subpoena related to your operations in these countries.

Response:

On March 24, 2009, the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury issued an administrative subpoena (the “Subpoena”) to Smith International, Inc. (“Smith”) requesting information and materials related to the past business activities of certain non-U.S. subsidiaries of Smith in Iran and Sudan. The Company has cooperated with OFAC in its investigation, which is ongoing. Smith has not received any new information requests from OFAC since February 2012.

5.	Please discuss the materiality of your contacts with Syria, Sudan and Cuba and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response:

Pursuant to Rules 418 and 12b-4, we are supplementally furnishing a schedule setting forth the revenues, assets and liabilities with respect to the Listed Countries. We hereby request that the schedule be returned to us upon completion of your review, and that pending its return it be afforded confidential treatment and not be made part of any public record and not be disclosed to any person, as the schedule contains confidential information, disclosure of which would cause the Company competitive harm. The supplemental information demonstrates that our revenue, assets and liabilities with respect to the Listed Countries are not quantitatively material, either individually or collectively, to Schlumberger as a whole.

United States Securities and Exchange Commission

Division of Corporate Finance

May 17, 2013

Confidential Treatment Requested by Schlumberger Limited

We understand that some investors have policies limiting or prohibiting investments in companies that do business with countries that are designated by the U.S. Department of State as state sponsors of terrorism. However, Schlumberger has considered the quantitative and qualitative aspects of its contacts with each of the Listed Countries and concluded that the impact of these contacts and activities is not likely to materially affect its reputation or share value.

Qualitatively, Schlumberger concludes that these contacts are also immaterial and that the risk of reputational damage, and any resulting negative effect on its share price, is remote and insignificant. Our management continues to believe that our stockholders and other investors understand and expect that, as an oilfield services company, we will pursue sound business opportunities in hydrocarbon-producing countries around the world, provided that we do so lawfully and in a manner that is protective of our personnel, assets and overall financial condition.

Although we continue to believe that our operations and associated risks in the Listed Countries are not material in either a quantitative or qualitative sense, we believe that our disclosures provide a reasonable investor with the necessary qualitative factors that such an investor would deem important in making an investment decision, including the potential impact of our corporate activities in the Listed Countries on our reputation and share value.

Our business activities with respect to the Listed Countries are guided by our strict internal compliance policies and procedures that we have designed to promote full compliance with applicable laws, including U.S. export controls and trade and economic sanctions. Specifically, our business activities involving Listed Countries have been undertaken and independently managed by indirectly wholly owned non-U.S. subsidiaries of Schlumberger Limited (a Curaçao corporation). These non-U.S. subsidiaries provide a broad range of oilfield services throughout the world.

Schlumberger takes very seriously its obligations to comply with applicable U.S. sanctions laws and dedicates significant human and financial resources to implementing and enforcing its commitment to compliance. To this end, Schlumberger requires that all of its affiliates and all U.S. and foreign personnel adhere to a comprehensive U.S. trade control (including economic sanctions and export and re-export controls) compliance program. This program provides, among other things, that “U.S. persons” (as defined under relevant U.S. sanctions regulations) are prohibited from conducting business involving or specifically supporting, approving, or facilitating transactions in or with any country, person or entity subject to U.S. embargo, absent U.S. government approval. Relevant personnel receive ongoing U.S. sanctions compliance training to reinforce their understanding of the law and of the Company’s trade control compliance policy and procedures.

For these reasons, we do not believe that Schlumberger’s contacts with the Listed Countries are material to Schlumberger as a whole, nor do they constitute a material investment risk for our security holders.

United States Securities and Exchange Commission

Division of Corporate Finance

May 17, 2013

Confidential Treatment Requested by Schlumberger Limited

6.	Please tell us about the impact of Executive Order 13582 dated August 17, 2011 on your business in Syria.

Response:

Executive Order 13582 has had no impact on Schlumberger’s business in Syria. Our business in Syria is conducted by indirectly wholly-owned foreign subsidiaries that are not United States persons as defined in Section 8(c) of Executive Order 13582.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Cash Flow, page 24

7.	We note that your capital expenditures have increased materially for all periods presented. However, your capital expenditures are anticipated to drop substantially in 2013. Such a decision to spend significantly less on plant and equipment than you have historically may result in long-term effects that should be disclosed, if material. Please refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, which can be located on our website at: http://www.sec.gov/rules/interp/33-8350.htm and disclose any long-term effects that may result from this change.

Response:

The anticipated reduction in Schlumberger’s capital expenditures from $4.7 billion in 2012 to $3.9 billion in 2013 is primarily attributable to the fact that Schlumberger believes the industry is currently faced with an oversupply of hydraulic fracturing equipment in North America. This oversupply has resulted in pricing pressure for our Well Services production technologies, which we have disclosed in our 2012 Annual Report on Form 10-K. Therefore, Schlumberger is reducing the amount of capital expenditures allocated toward hydraulic fracturing in North America in 2013 as compared to 2012. Schlumberger believes that the current oversupply of hydraulic fracturing is a relatively short-term issue.

Therefore, based on the above, we do not believe that our decision to reduce our capital expenditures from $4.7 billion in 2012 to an estimated $3.9 billion in 2013 will result in any material long-term effects that would warrant any additional disclosure.

Form 8-K filed March 18, 2013

Exhibit 99.1

8.

We note your disclosure that you are temporarily reducing activity in Venezuela due to your previously highlighted collection issues and that you have decided to only recognize revenue in line with collections in the first quarter. Please provide us

United States Securities and Exchange Commission

Division of Corporate Finance

May 17, 2013

Confidential Treatment Requested by Schlumberger Limited

a quantitative analysis as of your most recent year end of your aged receivables and allowance for doubtful accounts related to your operations in Venezuela. Separately, please explain to us how your policy of recognizing revenue in line with collections will be applied. As part of your response, explain whether this policy will apply only to revenue earned in the first quarter, or whether it will impact revenue from earlier periods. Additionally, explain resulting revenue recognition model is consistent with US GAAP. Provide reference to the authoritative literature that supports your accounting.

Response:

Pursuant to Rules 418 and 12b-4, we are supplementally furnishing a schedule setting forth the aging of our receivables related to our operations in Venezuela as of December 31, 2012, as well as reserve information related to these receivables. We hereby request that the schedule be returned to us upon completion of your review, and that pending its return it be afforded confidential treatment and not be made part of any public record and not be disclosed to any person, as the schedule contains confidential information, disclosure of which would cause the Company competitive harm.

It is not uncommon for oilfield service companies operating in Venezuela to have a significant amount of unbilled receivables. Schlumberger’s unbilled receivables are supported by signed documentation from our customer evidencing the delivery and pricing of our services. These unbilled receivables arise due to the fact that, in accordance with our customer’s requirements, there is a lengthy multi-step process that both parties must follow before our customer will formally approve the services to be invoiced and ultimately make the payment. Furthermore, Schlumberger and all of its primary competitors have disclosed continued delays in receiving payments of outstanding receivables for services provided to the national oil company in Venezuela.

Schlumberger has operated in Venezuela for more than 80 years. While at times, Schlumberger has experienced increased delays in receiving payments, it has never recorded a material accounts receivable write-off in Venezuela. Nonetheless, the receivables balance at December 31, 2012 had reached an all-time high, and Schlumberger management was not comfortable with increasing its investment in Venezuela at that time. Therefore, Schlumberger took the decision to essentially implement a credit limit whereby we would not increase our outstanding receivable balance in excess of the amount outstanding at December 31, 2012. The reason for implementing this credit limit, and thereby limiting the recognition of revenue in the first quarter to the extent of cash collections during the first quarter, was because Schlumberger felt that the collectability of any receivables in excess of this limit was not, in accordance with SAB Topic 13.A, reasonably assured. This policy was only going to be applied to revenue earned during the first quarter and would not impact revenue recognized in earlier periods.

United States Securities and Exchange Commission

Division of Corporate Finance

May 17, 2013

Confidential Treatment Requested by Schlumberger Limited

Following the March 18, 2013 disclosure referred to in the Staff’s comment, Schlumberger’s senior management met with our customer in Venezuela to discuss, among other things, the outstanding receivables. Following this meeting, collections improved to the point that we recognized all revenue associated with our first quarter activity. Therefore, Schlumberger never actually implemented the aforementioned policy during the first quarter. This fact was disclosed in a press release that Schlumberger issued on March 31, 2013.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact Saul Laureles, Deputy General Counsel and Assistant Secretary of Schlumberger Limited, at (713) 375-3495 (slaureles@slb.com), or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671 (rmueller@gibsondunn.com).

Sincerely yours,

SCHLUMBERGER LIMITED

By:	/s/ Saul Laureles

Name:	Saul Laureles
Title:	Deputy General Counsel
and Assistant Secretary

cc:	Alexander C. Juden

Secretary and General Counsel

Howard Guild

Chief Accounting Officer

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP